Exhibit 99.2

Jeffs’ Brands Files its 2023 Annual Report on Form 20-F

Tel Aviv, Israel, April 01, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd. (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced the filing of its 2023 Annual Report on Form 20-F with the Securities and Exchange Commission.

Jeffs’ Brands’s 2023 Annual Report on Form 20-F includes audited financial statements for the year ended December 31, 2023. The report can be accessed on the company’s investor relations website at ir.monday.com and on the SEC’s website at www.sec.gov.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com